

March 28, 2014

Via E-mail
Simon Hubbert
Chief Executive Officer
Lombard Medical, Inc.
4 Trident Park
Didcot
Oxfordshire OX11 7 HJ
United Kingdom

Re: **Lombard Medical, Inc.**
Registration Statement on Form F-1
Filed March 10, 2014
File No. 333-194461

Dear Mr. Hubbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please remove from the front prospectus cover the designations "Joint Book-Running Managers" and "Co-Manager." If these designations are appropriate for your prospectus, you may include the designations in another section of your document where you can also explain their significance to investors.

We cannot assure you that we will not be classified, page 28

2. Briefly define a passive foreign investment company in this risk factor. Further disclose that you do not intend to provide the necessary information that would enable an investor

to take a qualified electing fund election, which, if available, could mitigate the adverse tax consequences should you be classified as a passive foreign investment company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kristian Wiggert